MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 fax: 404.221.6501 www.bakerdonelson.com

MICHAEL RAFTER

DIRECT DIAL: 404.443.6702

DIRECT FAX: 404.238.9626

MRAFTER@BAKERDONELSON.COM

August 24, 2012

Mr. Mark S. Webb

Legal Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Shepherd’s Finance, LLC (the “Company”)—File No. 333-181360

Dear Mr. Webb:

This letter is sent in response to your letter dated July 23, 2012, as supplemented by our subsequent telephone conversations, setting forth your comments to the application for the Company’s offering. We have reproduced your comments and included our response below each comment.

General

1. Pursuant to our telephone conversations with Jonathan Gottlieb of the SEC staff and our response letter dated August 9, 2012 filed with the Commission addressing comment 1 from your letter dated July 23, 2012, this comment has been revised. Please revise the prospectus to provide Form S-11 type disclosures to describe the Company’s real estate.

Response: Please note, as an initial matter, that when we initially drafted the Form S-1 Registration Statement for the Company, we provided (1) an “Investment Objectives and Opportunity” subsection within the “Business” section of the prospectus describing the Company’s investment objectives and policies generally in compliance with Item 13 of the Instructions to Form S-11, and (2) an “Our Loan Portfolio” subsection within the “Business” section of the prospectus describing the Company’s real estate loans generally in compliance with Item 14 of the Instructions to Form S-11. In response to your comment, we have revised the “Investment Objectives and Opportunity” subsection to further comply with Item 13 of the Instructions to Form S-11. While we believe that many of the specific requirements of Item 14 are more applicable to real estate companies that own and operate real estate as opposed to companies that make loans secured by real estate, we have revised the “Our Loan Portfolio” subsection to further comply with Item 14 of the Instructions to Form S-11. Specifically, we have revised the disclosure on pages 36-37 of the prospectus to describe the priority of the Company’s mortgages and included more information about the Company’s lines of business and the development activities of the Company’s expected customers in compliance with Item 13(b) (Investments in Real Estate Mortgages) of the Instructions to Form S-11. We have also revised the “Our Loan Portfolio Secured by Real Estate” section of the prospectus to include information regarding the intended use of the real estate which secures our current loans, as well as information concerning the insurance coverage on such real estate, to comply with Item 14 of the Instructions to Form S-11. Accordingly, we respectfully request that you clear this comment.

2. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please revise your prospectus to provide the following additional disclosures:

Mr. Mark S. Webb

August 24, 2012

•	describe how and when a company may lose emerging growth company status;

•

a brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	your election under Section 107(b) of the Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response: The disclosure has been revised as requested. Please note that the Company is electing to take advantage of the extended transition period under Section 107(b) of the Act. Please see the cover page, as well as pages 5, 16 and 48 of the prospectus included in Amendment No. 2. We respectfully request that you clear this comment.

Risk Factors, page 14

3. We note your response to comment 8. As we requested, please revise your third risk factor on page 19 to identify and quantify particular market conditions affecting the market for residential properties in your specific market in Pittsburgh area rather than identifying generic conditions that “could” affect local housing markets.

Response: The disclosure has been revised to identify what the Company believes to be the primary market factors in the Pittsburgh market that will affect the Company’s business. The risk factor, which now appears on page 21 of the prospectus, now discloses that home values have increased in the Pittsburgh market by 42% since 2000, but that housing starts have decreased by almost 50% since 2000. See David Crook, “Housing Bust? What Housing Bust?” Wall Street Journal (WSJ.com), June 19, 2011; Federal Reserve Bank of St. Louis, “Privately Owned Housing Starts Authorized by Building Permits: 1-Unit Structures for Pittsburgh, PA (MSA),” July 26, 2012. We respectfully request that you clear this comment.

Use of Proceeds, page 26

4. We note your response to comment 9. As we requested, please revise this section to comply with Item 504 including, but not limited to, the following:

•	disclose the “approximate amount intended to be used for each such purpose” or state otherwise as required by Item 504;

•	disclose the interest rate and maturity of indebtedness that you intend to discharge as required by Instruction 4; and

Mr. Mark S. Webb

August 24, 2012

•	disclose the information required by Instruction 3 regarding your need for other funds.

Response: The disclosure has been revised to provide the reasons for which the Company cannot identify the amount of proceeds that will be used for the purposes described in the Use of Proceeds section of the prospectus. The disclosure has also been revised to describe the interest rate and maturity of indebtedness that will be discharged by the proceeds of the offering. Finally, the Company has added a disclosure of the source of additional funds that may be necessary to accomplish the Company’s purposes. We respectfully request that you clear this comment.

Reports to Security Holders, page 39

5. Please clarify whether you intend to deliver reports to security holders if you are not required to pursuant to Section 15(d) of the 1934 Act.

Response: We have revised the disclosure on page 43 of the prospectus to provide that the Company does not intend to deliver reports to security holders if such reports are not required pursuant to Section 15(d) of the 1934 Act. We respectfully request that you clear this comment.

If you have any questions, or require additional information or documents, please contact the undersigned (404/443-6702; mrafter@bakerdonelson.com).

Very truly yours,

BAKER DONELSON BEARMAN CALDWELL &

BERKOWITZ, P.C.

/s/ Michael K. Rafter